Exhibit 99.1

Annual General and Special Meeting of Aurora Cannabis Inc. (the “Company”)
November 30, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against

1.	To fix the number of directors at eight.	Carried	145,539,453	5,781,368

		Outcome of Vote	Votes For	% Votes for
2.	The election of the following directors: a) Terry Booth	Carried	126,784,380	83.79%
	b) Steve Dobler c) Jason Dyck d) Adam Szweras e) Michael Singer f) Diane Jang g) Norma Beauchamp h) Ronald Funk	Carried Carried Carried Carried Carried Carried Carried	108,463,649 123,845,475 146,398,326 119,259,971 144,986,982 144,867,860 145,803,917	71.68% 81.84% 96.75% 78.81% 95.81% 95.74% 96.35%

		Outcome of Vote	Votes For	Votes Withheld
3.	Appointment of KPMG, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	Carried	378,213,014	5,694,672

		Outcome of Vote	Votes For	Votes Against
4.	A non-binding advisory vote on executive compensation.	Carried	138,391,262	12,929,558

		Outcome of Vote	Votes For	Votes Against
5.	An ordinary resolution to ratify the adoption of the Company’s 2018 Non-Employee Directors deferred share unit plan, and its continuation for a three year period until November 30, 2021.	Carried	118,690,993	32,629,827

		Outcome of Vote	Votes For	Votes Against
6.	An ordinary resolution to ratify the adoption of the Company’s shareholder rights plan.	Carried	133,921,012	17,399,809

		Outcome of Vote	Votes For	Votes Against
7.	A special resolution to ratify the adoption of the Company’s new Articles.	Carried	117,216,669	34,103,152